82-135

Computershare

Investor Services

Computershare Trust Company of Canada
1800 McGill College Avenue
Montreal Quebec
H3A 3K9
Telephone 514-982-7000
Facsimile 514-982-7635
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

02 MAR -1 AM 8:22

Laura Mastrogiuseppe
Account Officer
Stock Transfer
Direct line : (514) 982-7178
Direct fax : (514) 982-7580
laura.mastrogiuseppe@computershare.com

February 27, 2002

02015549

BY COURIER

Y/Ref.: 9969-5

United States Security &
Exchange Commission
Office of International Corporate Finance
Stop 3-9
450 - 5th Street N.W.
Washington (D.C.)
20549 USA

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL

SUPPL

Dear Sirs:

RE: PROMATEK INDUSTRIES INC.

We hereby confirm that on February 26, 2002, we sent by prepaid mail to all registered and non- registered shareholders of the subject Company, whose names appear on a Supplemental Mailing List, as defined in National Policy Statement No. 41 a copy of the Interim Report for the six months ended December 31st, 2001, a copy of which is enclosed.

Trusting the above is to your entire satisfaction, we remain,

Yours very truly,

Laura Mastrogiuseppe

LM/ba

Encl.

c.c.: Mr. Harvey Kofsky - Promatek Industries Ltd.
Mrs. Rosalie Nisen Burstein - Ravinsky Ryan

LES INDUSTRIES
PROMATEK
INDUSTRIES LTD./LTÉE 8390 Mayrand, Montréal, Qué. H4P 2C9 Tél.: (514) 737-7747 Fax: (514) 737-9155

Interim Report for the six months ended December 31st 2001

Corporate Activities

Copitrak terminal shipments during the second quarter were less then the corresponding previous periods. This was due to the production change over to our new Copitrak. The new Copitrak called the "DIAMonde" is now in full production.

The Copitrak DIAMonde series is a revolutionary new cost recovery terminal designed to capture Photocopy, Postage and Disbursement data. The DIAMonde terminal is a true Client/Server terminal, using State-of-the-Art TCP/IP communications, allowing terminals to communicate back to a central Copitrak server from any point within an existing LAN and WAN network. The Distributed Information Access architecture built into the DIAMonde allows much more than just simply tracking copies or postage. The DIAMonde terminal will also let viewers see a profile of their last jobs, seamlessly search client lists based on variable criteria. When linked with Lasertrak print control software the DIAMonde terminal facilitates complete Document Retrieval of files for on demand printing at any multifunctional copier/printer.

Dividends

On December 13th 2001 Promatek declared two dividends, the first for $0.15 and the second a special dividend of $0.10 per share.

At the discretion of its Board of Directors, Promatek will continue to pay dividends on its issued and outstanding Common shares.

Discussion of Results

Sales for the period ending December 31st were $ 1,973,647 as compared to $2,204,235 for the same period last year. Net income was $ 620,959 ($0.17 per share) fully taxed or $ 820,880 ($0.23) per share) based on the same method of calculations as in previous years.

Our financial position at the end of the second quarter is as follows: working capital $6,675,206, total assets $7,094,479 and total shareholders' equity of $ 6,784,088. Promatek has approximately $5,099,257 in cash and cash equivalents ($1.39 per share)

PROMATEK INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	DEC. 31 2001 $	JUNE 30 2001 $
ASSETS		
CURRENT		
Cash	437,753	1,267,035
Short-term investments	4,661,504	3,577,817
Accounts receivable	845,623	1,192,985
Income tax receivable	402,046	331,420
Inventories	517,892	285,675
Prepaid expenses	10,700	29,343
Future income taxes	110,079	310,000
	6,985,597	6,994,275
LOAN TO DIRECTOR	35,000	35,000
CAPITAL	73,882	84,006
	7,094,479	7,113,281

LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	284,592	320,587
Deferred revenue	25,799	84,480
	310,391	405,067
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	4,051,640	4,051,640
CONTRIBUTED SURPLUS	58,500	58,500
RETAINED EARNINGS	2,673,948	2,598,074
	6,784,088	6,708,214
	7,094,479	7,113,281

PROMATEK INDUSTRIES LTD.
CONSOLIDATED STATEMENTS OF INCOME
AND RETAINED EARNINGS
(UNAUDITED)

	THREE MONTHS ENDED		SIX MONTHS ENDED	
	DECEMBER 31			
	2001 $	2000 $	2001 $	2000 $
REVENUE	907,231	1,120,689	1,973,647	2,204,235
OPERATING EXPENSES				
Cost of sales and operating expenses	348,568	634,974	913,891	1,160,979
Research & development	116,299	87,918	237,721	212,049
	464,867	722,892	1,151,612	1,373,028
Income from operations	442,364	397,797	822,035	831,207
Investment income	39,497	63,938	86,699	131,652
INCOME BEFORE INCOME TAXES	481,861	461,735	908,734	962,859
Income Taxes (Note 3)	152,141	46,387	287,775	96,579
NET INCOME	329,720	415,348	620,959	866,280
RETAINED EARNINGS				
Beginning of period	2,344,228	1,805,584	2,598,074	1,881,017
Dividends paid	-	-	(545,085)	(526,365)
End of period	2,673,948	2,220,932	3,764,118	3,273,662
EARNINGS PER SHARE				
BASIC	0.09	0.12	0.17	0.25
FULLY DILUTED	0.09	0.11	0.17	0.23
EARNINGS PER SHARE (Note 3)				
BASIC	0.12		0.23	
FULLY DILUTED	0.12		0.22	

NOTES TO INTERIM FINANCIAL STATEMENTS

1) ACCOUNTING POLICIES

These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

2) NOTES DISCLOSURES

The notes to these financial statements do not conform in all respects to the requirements of generally accepted accounting principles for the annual financial statements. Therefore, these interim financial statements should be read in conjunction with the most recent annual financial statements.

3) INCOME TAXES

Federal income tax is recorded as a current expense though it is not payable due to carry forwards of expenses and inventment tax credits.Had the same method of calculation as last year been used for the three months and for the six months ended December 31, 2001 respectively, income taxes would be $46,132 and $87,854, net income would be $435,729 and $820,880 and earnings per share sould be: Basic - $0.12 and $0.23; Fully diluted - $0.12 and $0.22.

PROMATEK INDUSTRIES LTD
CONSOLIDATED STATEMENTS OF CASH FLOW
(UNAUDITED)

	THREE MONTHS ENDED DECEMBER 31		SIX MONTHS ENDED DECEMBER 31	
	2001	2000	2001	2000
	$	$	$	$
OPERATING ACTIVITIES:				
NET INCOME	329,720	415,078	620,959	866,007
ADD(DEDUCT) NON-CASH ITEMS:				
AMORTIZATION OF CAPITAL ASSETS	7,587	9,296	15,553	18,674
FUTURE INCOME TAXES	106,009	-	199,921	(41,250)
DECREASE IN NON-CASH WORKING CAPITAL				
ACCOUNTS RECEIVABLE	133,502	(355,751)	366,005	(680,776)
INCOME TAXES RECEIVABLE	(31,401)	(86,582)	(70,626)	(72,937)
INVENTORIES	(338,248)	1,125	(232,217)	105,346
PREPAID EXPENSES	-	6,838	-	13,267
ACCOUNTS PAYABLE & ACCRUED LIABILITIES	33,608	(42,988)	(35,995)	12,592
DEFERRED REVENUE	(27,614)	(18,368)	(58,681)	(51,368)
	213,163	(71,352)	804,919	169,555
INVESTING ACTIVITIES:				
PROCEEDS ON MATURITY OF INVESTMENTS	3,622,000	4,506,000	3,622,000	5,077,351
PURCHASES OF INVESTMENTS	(4,667,726)	(5,192,946)	(4,705,687)	(5,192,946)
PURCHASES OF CAPITAL ASSETS	(3,759)	(11,253)	(5,429)	(22,249)
REPAYMENT OF DIRECTOR'S LOAN	-	5,000	-	5,000
	(1,049,485)	(693,199)	(1,089,116)	(132,844)
FINANCING ACTIVITIES:				
ISSUE OF SHARE CAPITAL	-	765	-	2,295
DIVIDENDS PAID	-	-	(545,085)	(526,365)
	-	765	(545,085)	(524,070)
NET (DECREASE) INCREASE IN CASH	(836,322)	(763,786)	(829,282)	(487,359)
CASH BEGINNING OF PERIOD	1,274,075	868,039	1,267,035	591,612
CASH END OF PERIOD	437,753	104,253	437,753	104,253

LES INDUSTRIES
PROMATEK
INDUSTRIES LTD./LTÉE
8390 Mayrand, Montréal, Qué. H4P 2C9 Tél.: (514) 737-7747 Fax: (514) 737-9155

Rapport intérimaire pour la période de six mois se terminant le 31 décembre 2001

Activités de l'organisation

Au cours du deuxième trimestre, la quantité de livraisons des terminaux Copitrak a été inférieure à celle des périodes antérieures correspondantes. Cette baisse s'explique par la transition vers notre nouveau Copitrak. La production du nouveau Copitrak, appelé « DIAMonde » va maintenant à plein régime.

La série DIAMonde du Copitrak est constituée d'un nouveau terminal de recouvrement des coûts innovateur conçu pour la capture de données relatives aux photocopies, aux télécopies, aux frais postaux et aux types de débours. Le terminal DIAMonde est un véritable terminal client/serveur, basé sur les communications TCP/IP de pointe, permettant aux terminaux de communiquer avec un serveur central Copitrak à partir de tout emplacement à l'intérieur d'un réseau local d'entreprise (LAN) ou d'un réseau longue portée (WAN). L'architecture de l'accès à l'information répartie intégrée au DIAMonde offre plus de possibilités que les simples fonctions de suivi de copies, de télécopies et de frais postaux. Le terminal DIAMonde permet également aux utilisateurs de visualiser un profil des dernières tâches réalisées et d'effectuer des recherches de façon transparente dans les listes de clients en utilisant divers critères. Lorsque relié au logiciel de contrôle des impressions du Lasertrak, le terminal DIAMonde facilite la recherche documentaire de fichiers entière permettant d'imprimer les fichiers sur demande à partir de tous imprimantes/copieurs multivalents.

Dividendes

Le 31 décembre 2001, Promatek a fixé deux dividendes : le premier à 0,15$ et le second, un dividende spécial, à 0,10$ l'action.

À la discrétion de son conseil d'administration, Promatek continuera de verser des dividendes sur les actions ordinaires émises et en circulation.

Exposé des résultats

Les ventes pour la période se terminant le 31 décembre étaient de 1 973 647$ comparativement à 2 204 235$ pour la même période de l'exercice précédent. Les bénéfices nets étaient de 620 959$ à imposition entière (0.17$ l'action ordinaire) ou 820 880$ (0.23$ l'action ordinaire) basé sur la même méthode de calculs utilisée dans les années précédentes.

Voici notre situation financière à la fin du deuxième trimestre : fonds de roulement de 6 675 206$, total de l'actif de 7 094 479 $ et total des capitaux propres des actionnaires de 6 784 088$. Promatek détient environ 5 099 257$ en encaisse et en valeurs en espèces (1.39 $ l'action ordinaire).

PROMATEK INDUSTRIES LTD.

BILANS CONSOLIDÉS

(NON VÉRIFIÉ)

	31 DÉC. 2001 $	30 JUIN 2001 $
ACTIFS		
COURT TERME		
Comptant	437 753	1 267 035
Investissements à court terme	4 661 504	3 577 817
Comptes clients	845 623	1 192 985
Remboursement d'impôt sur le revenu	402 046	331 420
Inventaires	517 892	285 675
Dépenses payées d'avance	10 700	29 343
Impôt sur le revenu à venir	110 079	310 000
	6 985 597	6 994 275
PRÊT AU DIRECTEUR	35 000	35 000
CAPITAL	73 882	84 006
	7 094 479	7 113 281

PASSIF		
COURT TERME		
Dettes et charges à payer	284 592	320 587
Produit reporté	25 799	84 480
	310 391	405 067
AVOIR DES ACTIONNAIRES		
CAPITAL SOCIAL	4 051 640	4 051 640
SURPLUS D'APPORT	58 500	58 500
BÉNÉFICES NON RÉPARTIS	2 673 948	2 598 074
	6 784 088	6 708 214
	7 094 479	7 113 281

PROMATEK INDUSTRIES LTD.
ÉTATS INTÉGRÉS DES REVENUS
ET DES BÉNÉFICES NON RÉPARTIS
(NON VÉRIFIÉ)

	TROIS MOIS SE TERMINANT LE 31 DÉCEMBRE		SIX MOIS SE TERMINANT LE 31 DÉCEMBRE	
	2001 $	2000 $	2001 $	2000 $
REVENU	907 231	1 120 689	1 973 647	2 204 235
COUTS D'EXPLOITATION				
Coût des produits vendus et coûts d'exploitation	348 568	634 974	913 891	1 160 979
Recherche et développement	116 299	87 918	237 721	212 049
	464 867	722 892	1 151 612	1 373 028
Revenu de l'exploitation	442 364	397 797	822 035	831 207
Revenu de placements	39 497	63 938	86 699	131 652
REVENU AVANT L'IMPOT SUR LE REVENU	481 861	461 735	908 734	962 859
Impôt sur le revenu (Note 3)	152 141	46 387	287 775	96 579
REVENU NET	329 720	415 348	620 959	866 280
BENEFICES NON REPARTIS				
Début de la période	2 344 228	1 805 584	2 598 074	1 881 017
Dividendes payés	-	-	(584 085)	(526 365)
Fin de la période	2 673 948	2 220 932	3 764 118	3 273 662
BENEFICE PAR ACTION				
NON DILUE	0,09	0,12	0,17	0,25
DILUE	0,09	0,11	0,17	0,23
BÉNÉFICE PAR ACTION (Note 3)				
NON DILUE	0,12		0,23	
DILUE	0,12		0,22	

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS INTÉRIMAIRES

1) RÈGLES ET MÉTHODES COMPTABLES

Ces états financiers s'appliquent selon les mêmes règles et méthodes comptables que les plus récents états financiers annuels.

2) PRÉSENTATION D'INFORMATIONS PAR VOIE DE NOTES

Les notes afférentes à ces états financiers ne respectent pas à tous les égards les exigences des principes comptables généralement reconnus pour les états financiers annuels. Par conséquent, ces états financiers intérimaires doivent être lus concurremment avec les plus récents états financiers annuels.

3) IMPÔTS SUR LE REVENU

L'impôt fédéral sur le revenu est inscrit comme une dépense courante, même s'il n'est pas payable en raison des reports prospectifs des dépenses et des crédits d'impôt à l'investissement. Si la même méthode de calcul avait été utilisée pour les trois mois et les six mois se terminant le 31 décembre, 2001 respectivement, les impôts sur le revenu seraient de 46 132$ et de 87 854$, le revenu net serait de 435 729$ et 820 880$ et les bénéfices par action seraient : non dilué 0,12$ et $0.23; dilué 0,12$ et 0,22$.

PROMATEK INDUSTRIES LTD
EXPOSÉ RÉCAPITULATIF DES FLUX DE TRÉSORERIE
(NON VÉRIFIÉ)

	TROIS MOIS SE TERMINANT		SIX MOIS SE TERMINANT	
	LE 31 DÉCEMBRE			
	2001	2000	2001	2000
	$	$	$	$
ACTIVITÉS DE FONCTIONNEMENT				
REVENU NET	329 720	415 078	620 959	866 007
AJOUT(DÉDUCTION) DE POSTES HORS CAISSE:				
DÉPRÉCIATION ET AMORTISSEMENT	7 587	9 296	15 553	18 674
IMPÔTS SUR LE REVENU À VENIR	106 009	-	199 921	(41 250)
(AUGMENTATION) DIMINUTION DES SOLDES DES FONI				
COMPTES CLIENTS	133 502	(355 751)	366 005	(680 776)
REMBOURSEMENT D'IMPÔT SUR LE REVENU	(31 401)	(86 582)	(70 626)	(72 937)
INVENTAIRES	(338 248)	1 125	(232 217)	105 346
DÉPENSES PAYÉES À L'AVANCE	-	6 838	-	13 267
DETTES ET CHARGES À PAYER	33 608	(42 988)	(35 995)	12 592
PRODUIT REPORTÉ	(27 614)	(18 368)	(58 681)	(51 368)
	213 163	(71 352)	804 919	169 555
INVESTING ACTIVITIES:				
PRODUIT À L'ÉCHÉANCE DES PLACEMENTS	3 622 000	4 506 000	3 622 000	5 077 351
ACHATS DE PLACEMENTS	(4 667 726)	(5 192 946)	(4 705 687)	(5 192 946)
ACHATS DE VALEURS IMMOBILISÉES	(3 759)	(11 253)	(5 429)	(22 249)
REMBOURSEMENT DU PRÊT AU DIRECTEUR	-	5 000	-	5 000
	(1 049 485)	693 199	(1 089 116)	(132 844)
ACTIVITÉS DE FINANCEMENT				
ÉMISSION DE CAPITAL SOCIAL	-	765	-	2 295
DIVIDENDES PAYÉS	-	-	(545 085)	(526 365)
	-	765	(545 085)	(524 070)
AUGMENTATION (DIMINUTION) NETTE EN ARGENT	(836 322)	(763 786)	(829 282)	(487 359)
COMPTANT EN DÉBUT DE PÉRIODE	1 274 075	868 039	1 267 035	591 612
COMPTANT EN FIN DE PÉRIODE	437 753	104 253	437 753	104 253